Exhibit 99.2

800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

TAOP Enters into a $7.75 Million Private Placement

SHENZHEN, Feb. 23, 2021 — Taoping Inc. (NASDAQ: TAOP, the “Company”), a provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced that it has entered into securities purchase agreements with certain investors to raise approximately $7.75 million through the issuance of 1,900,000 ordinary shares at a purchase price of $4.08 (average closing price for the 20-trading days ended February 19, 2021). TAOP intends to use the net proceeds from the offering for working capital and general corporate purposes.

The private placement is expected to close no later than March 21, 2021. The consummation of the private placement is subject to the satisfaction of certain customary closing conditions. The parties have made customary representations, warranties and indemnifications to each other in the securities purchase agreement. For more details of the private placement, please see the Company’s Report on Form 6-K to be filed on or about February 23, 2021.

“This financing provides TAOP with the capital to take advantage of the opportunities in our industry. I would like to thank all new and existing shareholders for their continued support. We look forward to continuing our approach to value creation in 2021,” said Mr. Jianghuai Lin, Chairman and CEO of TAOP.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and pursuant to an exemption from the registration requirements of Section 5 of Securities Act of 1933, as amended (the “Securities Act”) contained in Section 4(a)(2) thereof and/or Regulation S promulgated under the Securities Act. Accordingly, the securities have not been registered under the Securities Act and may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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